UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant's name into English)

Claude Dornier Stralle 1
Bldg. 335, 82234
Wessling, Germany
Telephone: +49 160 9704 6857
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Overview

On May 1, 2023, Lilium N.V. (the “Company”, “we,” “us” or “our”) announced a capital raise for up to $250 million, with $100 million to be funded at closing. Aceville Pte. Limited (the “Investor”), an affiliate of Tencent Holdings Limited (“Tencent”), has committed to pre-fund 184,210,526 warrants exercisable at $1.00 per share, with $100,000,000 of cash to be funded at closing and $75,000,000 to be funded contingent on the Company raising $75,000,000 of equity, debt or grants from certain third parties.

Summary of the Transaction

On May 1, 2023, the Company entered into a securities purchase agreement (the “SPA”) with the Investor for the issuance and pre-funding, in a private placement, of 184,210,526 warrants (the “Warrants”) to purchase class A ordinary shares (the “Warrant Shares” and, together with the Warrants, the “Securities”), nominal value €0.12 per share (“Class A Shares”), of the Company for $1.00 per share. Upon issuance, the Investor will pre-fund $100,000,000 of the aggregate exercise price payable to the Company and has committed to pre-fund to the Company an additional $75,000,000 of the exercise price payable upon the Company securing $75,000,000 in additional third-party funding from sources other than the Investor. Continental Stock Transfer & Trust Company will act as warrant agent for the Warrants pursuant to a Warrant Agreement to be entered into with the Company (the “Warrant Agreement”). A copy of the Company’s press release announcing the foregoing is attached as Exhibit 99.1 to this Report on Form 6-K.

Shareholders of the Company representing approximately 65% of the voting power as of May 1, 2023, including LGT, Lightrock and their respective affiliated entities (“LGT/Lightrock”), the Investor, our founder, director and Chief Engineer for Innovation and Future Programs, Daniel Wiegand, and our other founders, Dr. Patrick Nathen, Matthias Meiner and Sebastian Born, will enter into letter agreements, irrevocably and unconditionally agreeing to vote in favor of the designation of our board of directors to (1) issue Class A Shares and grant rights to subscribe for Class A Shares up to a maximum of 30% of the issued share capital of the Company, (2) amend the nominal value of the Class A Shares to €0.01 per share, class B ordinary shares to €0.03 per share and class C ordinary shares to €0.02 per share and (3) any other matters necessary or reasonably requested by the Company for consummation of the matters described in (1) and (2) (which will include a request for shareholders to authorize the Company to issue the Warrants to the Investor on the terms and conditions of the SPA and the Warrant Shares to the Investor and any future registered holder of Warrants on the terms and conditions of the SPA and the Warrants (as applicable), including the issuance of Warrant Shares in excess of the beneficial ownership limitations described below for purposes of satisfying Nasdaq Rule 5635(b) to be considered at a general meeting of the Company to be convened. A form of the letter agreement is attached hereto as Exhibit 4.1. On a pro forma basis, immediately following the closing of the Warrant issuance, the Company would have 375,352,865 Class A shares outstanding, or 529,563,388 Class A Shares outstanding assuming the exercise of all of the Warrants, and the Company would have 23,113,065 class B ordinary shares outstanding.

The following description of the SPA does not purport to be complete and is qualified in its entirety by the copy attached hereto as Exhibit 10.1. The description of the Warrants and the Warrant Agreement do not purport to be complete and are qualified in their entirety to the forms of such documents to be filed with a future Form 6-K.

Closing is subject to customary closing conditions.

The SPA contains customary registration rights in respect of the Securities, which provide that, among other things, within 25 business days of the closing, the Company is required to file a registration statement to register for resale the Warrants and the Class A Shares issuable upon exercise of the Warrants. The Company has also agreed to use commercially reasonable efforts to have such registration statement declared effective under the Securities Act of 1933, as amended, as soon as practicable after the filing thereof, but no later than the earlier of (i) the 30th calendar day (or 60th calendar day if the Securities and Exchange Commission (the “SEC”) notifies the Company that it will review the registration statement) following the filing and (ii) the fifth business day after the date the Company is notified by the SEC that the registration statement will not be reviewed or will not be subject to further review.

Summary Terms of the Warrants

The Warrants will have an exercise price of $1.00 per Class A Share and will expire ten years from issuance, subject to one automatic five-year extension that can be waived by the Company, with the prior written consent of the Investor or, if a Warrant has been transferred to a non-affiliate of the Investor, by the Company in its sole discretion. Under the SPA, the Investor will pre-fund $100,000,000 of the aggregate exercise price of the Warrants to the Company upon issuance and has committed to pre-fund an additional $75,000,000 against the total exercise price of the Warrants (the “Additional Funding”), contingent upon the Company securing $75,000,000 in additional funding from certain third parties (or affiliates in certain circumstances), following which the Warrants will be exercisable for $0.05 per Class A Share, which is the remaining portion of the $1.00 exercise price. Such additional funding may consist of: cash received from the issuance of securities (including in connection with the exercise of outstanding options or warrants) and grants or subsidies from government sources, including government-backed funding, or educational/research institutes; and, subject to the Investor’s approval, which shall not be unreasonably withheld: the issuance of securities in exchange for non-cash consideration in connection with, among other things, the provision of goods or services or to suppliers or other business partners, or in exchange for the forbearance or reduction of indebtedness; or borrowings from banks and other financial institutions, private capital providers and other investors, government sources, including government-backed funding, or educational/research institutions.

Warrants for the purchase of 130,000,000 Class A Shares will be immediately exercisable, and Warrants for the purchase of the remaining 54,210,526 Class A Shares will become exercisable following receipt of shareholder approval to issue additional Class A Shares. Warrants will be exercisable for cash or, following and conditioned upon the Company receiving the Additional Funding, on a net exercise basis. Warrants held by the Investor will not be exercisable to the extent their exercise would result in the Investor (together with its affiliates or other similarly related parties) beneficially owning in excess of 19.8% of the outstanding voting power of the shares in the Company’s capital immediately after giving effect to the issuance of Class A Shares issuable upon exercise of such Warrants, unless certain governmental approvals are obtained or not required. Warrants held by any holder will not be exercisable to the extent their exercise would result in such holder (together with such holder’s affiliates or similarly related parties) beneficially owning in excess of 19.99% of either the number of or the voting power of the ordinary shares immediately after giving effect to the issuance of Class A Shares issuable upon exercise of such Warrants or if certain government approvals would be required, in each case, unless certain approvals are obtained or not required.

In the event the Company engages in certain dilutive or concentrative transactions, such as share dividends, share splits and consolidations or reclassifications, the number of Class A Shares underlying the then-outstanding Warrants will be proportionately increased or decreased. In the event the Company engages in certain transactions that result in the Company issuing equity at an effective price per share that is less than the exercise price per share of the Warrants then in effect without regard to any pre-funding, then the number of Class A Shares underlying the then-outstanding Warrants will be proportionally increased, subject to exceptions specified in the Warrants.

In the event of a “Fundamental Transaction” (as will be defined in the Warrant), upon any subsequent exercise of the Warrant, the holder will have the right to receive, for each Class A Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of capital stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of Class A Shares for which the Warrant is exercisable immediately prior to such Fundamental Transaction. In the event of a Fundamental Transaction in which any portion of the consideration received by the holders of Class A Shares does not consist of common stock in the successor entity (which entity may be the Company following such Fundamental Transaction) listed on a trading market, or is to be so listed for trading immediately following such event, the Company or any successor entity shall, at the Warrant holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase such Warrant from the holder by paying to the holder an amount of cash equal to the Black Scholes Value (as defined in the forms of the Warrants attached hereto) of the remaining unexercised portion of such Warrants on the date of the consummation of such Fundamental Transaction (subject to certain conditions).

In the event of a Fundamental Transaction, unless waived by the Warrant holder, if the value to be received in exchange for a Class A Share (after giving effect to the exercise of the Warrants) is less than $1.25 per Class A Share, any Class A Share issuable upon exercise of the Warrants will be adjusted such that the aggregate value of the Class A Shares issuable upon exercise of the Warrants after such adjustment equals the product of the Class A Shares issuable upon exercise of the Warrants prior to such adjustment multiplied by $1.25 (subject to adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization and to other equitable adjustments made in good faith). For any Warrant holder (other than Tencent and its affiliates) who becomes a holder during the period commencing on the closing of the Warrant issuance and ending on the one-year anniversary thereof, these rights with respect to Fundamental Transactions will terminate and be of no further force and effect.

One trading day prior to expiration, each Warrant that has not been exercised and is outstanding will automatically be deemed exercised on a net exercise basis into a number of Class A Shares or non-voting Class A Share equivalents based on the volume-weighted average price (“VWAP”) over the ten trading days immediately prior to the deemed exercise, subject to certain regulatory approvals, if required.

The Warrants will not entitle the holders thereof to any voting rights or any of the other rights or privileges to which holders of Class A Shares are entitled, until they exercise their Warrants. There is no trading market available for the Warrants on any securities exchange or nationally recognized trading system, and the Warrants are not listed on Nasdaq or any securities exchange or nationally recognized trading system. We do not intend to list the Warrants on Nasdaq or any securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the Warrants will be limited.

The Company issued warrants (the “2022 Warrants”) to purchase 45,762,461 Class A Shares for $1.30 per share in its private placement of warrants and registered direct offering in November 2022. The 2022 Warrants include a provision requiring the reduction of the exercise price of the 2022 Warrants upon the Company’s sale of Class A Shares or securities linked to Class A Shares at an effective price below the exercise price for the 2022 Securities. As a result, upon the issuance of the Warrants, the exercise price of the 2022 Warrants will reduced to $1.00 per Class A Share.

Cash-on-Hand

As of March 31, 2023, and before giving effect to any proceeds to be raised upon issuance of the Warrants, the Company had approximately $157.5 million of cash, cash equivalents and other financial assets (calculated based on a one euro to $1.10 U.S. dollar exchange rate as of April 27, 2023).

Incorporation by Reference

The contents of this Report on Form 6-K, including all of the Exhibits hereto (except for the press release attached as Exhibit 99.1), are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the SEC on February 3, 2023 (File No. 333-269568), November 25, 2022 (Registration No. 333-268562), October 3, 2022 (File Nos. 333-267718 and 333-267719), the Company’s post-effective amendment No. 1 to Form F-1 on Form F-3 filed with the SEC on October 3, 2022 (File No. 333-265592) and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

Forward-Looking Statements

The information contained in this Report on Form 6-K contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, our ability to raise additional third-party investments and meet the conditions to the additional pre-payment of the Warrants, the use of proceeds of the capital raise described herein and future commercial and operational achievements. These forward-looking statements generally are identified by words such as “proposed,” “contemplates,” “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events. These forward-looking statements are based on assumptions and are subject to risks and uncertainties and are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K include those discussed in Lilium’s filings with the SEC, including in the section titled “Risk Factors” in its Annual Report on Form 20-F for the year ended December 31, 2022, all of which are available at www.sec.gov. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in Lilium’s Annual Report on Form 20-F and in other filings Lilium has made or makes in the future with the SEC. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 1, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
4.1	Form of Shareholder Support Letter Agreement
10.1	Securities Purchase Agreement dated May 1, 2023 (including Form of Warrant Agreement)
99.1	Press release dated May 2, 2023 — Lilium Announces Capital Raise for Up to $250 Million, with $100 Million Funded at Close